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                              August 24, 2023

       Douglas Cogen
       Partner
       Fenwick & West LLP
       555 California Street
       San Francisco, California 94104

                                                        Re: Pardes Biosciences,
Inc.
                                                            Schedule 14D-9/A
filed August 17, 2023
                                                            File No. 005-93142

       Dear Douglas Cogen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your filing.

       Schedule 14D-9/A filed August 17, 2023

       General

   1. We note that the registrant has applied for confidential treatment of certain information contained in exhibits
(c)(3) through (c)(9). Any comments related to the registrant's request for
confidential treatment will be delivered under separate cover. Please note that, depending on the
disposition of your confidential treatment request, you may be required to file additional
unredacted exhibits, which in turn could require supplemental disclosure in the Schedule 14D-9.
Please confirm your understanding.
       Background of the Offer and the Merger, page 26

   2. Refer to our initial comment 18, which we reissue. We note your disclosure that the
                                                        "Special Committee and
non-recused members of the Pardes Board considered each of the analyses performed by
Leerink Partners in the context of the opinion provided by Leerink
                                                        Partners." In this
respect, if the Special Committee and non-recused members of
 Douglas Cogen
Fenwick & West LLP
August 24, 2023
Page 2
         the Pardes Board have not adopted Leerink Partners' analysis as their own, describe their own analysis of Leerink Partners' report and the underlying data and analyses described therein.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameDouglas Cogen                               Sincerely,
Comapany NameFenwick & West LLP
                                                              Division of
Corporation Finance
August 24, 2023 Page 2                                        Office of Mergers
& Acquisitions
FirstName LastName